Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

August 3, 2010

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 4631
Attention:	John Cash
Accounting Branch Chief

RE:	Kinetic Concepts, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 1-9913

Ladies and Gentlemen:

Kinetic Concepts, Inc. (the “Company”) has received and reviewed the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from John Cash, Accounting Branch Chief, dated July 22, 2010, regarding the Commission’s review of the above-referenced Company filings (the “Comment Letter”).  The Company hereby submits its responses to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to the Company’s response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 1. Business, page 4
Information With Respect To Our Business In General, page 24
Intellectual Property, page 24

1.
We note your response to comment one in our letter dated June 10, 2010.  Please tell us what consideration you have given to discussing in your filings the potential impact of the expiration of the Wake Forest patents on your future operating results.  In addition, please revise your risk factor disclosure in future filings to clarify that the patents expiring in 2012 and 2014 are those that you license from Wake Forest.

Response: Management has given substantial consideration to the potential impact of the expiration of the Wake Forest patents on our future operating results, as well as the potential invalidation of the patents resulting from ongoing litigation in multiple jurisdictions.  The Company believes the potential impact of the expiration of the Wake Forest patents essentially mirrors the potential impact of invalidity, which we have disclosed in detail in the Company’s filings, including in Part I, Item 1A. Risk Factors, as well as in Part I, Item 3. Legal Proceedings, in our discussions regarding intellectual property protection.  In future filings, we plan to revise our risk factors disclosure to clarify that the potential impact described could result from potential invalidity as well as from expiration of the Wake Forest patents and to clarify that the patents expiring in 2012 and 2014 are those licensed from Wake Forest.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation, page 21
Elements of Compensation, page 23

2.
We note from your response to comment 13 in our letter dated June 10, 2010, that your compensation committee “set target bonus percentages for Ms. Burzik, Mr. Landon, Mr. Genau, Ms. Colleran and Mr. Seidel [at] the 63rd, 69th, 80th and 62nd percentile” levels.  In future filings, in addition to your proposed disclosure, please also disclose where actual bonuses awarded to your named executive officers fell relative to benchmarked levels.

Response:  In future filings, the Company will also disclose where actual bonuses (as a percentage of base salary) awarded to our named executive officers fell relative to benchmarked levels.

Certain Relationships and Related Transactions, page 52
Review, Approval and Ratification of Transactions with Related Persons, page 52

3.
We note your draft disclosure in response to comment 16 in our letter dated June 10, 2010.   Please describe in future filings the standards applied by your Audit and Compliance Committee to determine whether or not to approve or ratify transactions with related persons.  See Item 404(b)(1)(ii) of Regulation S-K.

Response: In future filings the Company will describe the standards applied by the Audit and Compliance Committee to determine whether or not to approve or ratify transactions with related persons.

* * * * *

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (210) 255-6494 or John T. Bibb, Associate General Counsel, Securities, at (210) 255-6838.  Facsimile transmissions may be sent to the undersigned at (210) 255-6993.

Very truly yours,

By:	/s/ Martin J. Landon
Name:	Martin J. Landon
Title:	Executive Vice President and
Chief Financial Officer

cc:	Brett Johnson
Anne McConnell
Hagen Ganem
Andrew Schoeffler
Securities and Exchange Commission